April 23, 2010

Via EDGAR

Ms. Patsy W. Mengiste
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on Post-Effective Amendments to the Registration Statements on Form N-1A of Midas Special Fund, Inc. (33-02847 and 811-04625), Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474), and Midas Fund, Inc. (2-98229 and 811-4316)

Dear Ms. Mengiste:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone on April 19, 2010 concerning Post-Effective Amendments Nos. 38, 71, and 41 to the Registration Statements on Form N-1A (the “Post-Effective Amendments”) of Midas Special Fund, Inc., Midas Perpetual Portfolio, Inc. and Midas Fund, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2010, and the Funds’ responses thereto.  Your comments are set forth in italics and are followed by the Funds’ responses.  Copies of the updated Prospectus and Statement of Additional Information and a copy of the Prospectus which has been marked to show changes are attached hereto for your reference.  Unless otherwise noted, defined terms have the same meaning as in the Post-Effective Amendments.

PROSPECTUS

1.	Cover Page and Table of Contents

Please put the cover page and the table of contents on separate pages.

The Funds have made the requested change.

On the cover page, delete all of the first paragraph except for the first sentence.

The Funds have made the requested change.  See Cover Page.

Please change the header “FUND SUMMARIES” to “FUND SUMMARY” and list each Fund and the page number for its fund summary.

The Funds have made the requested change.  See Table of Contents.

2.	Midas Perpetual Portfolio, Inc. Fund Summary

Delete the ticker symbol and first three paragraphs on the first page of the Fund summary.

The Fund has made the requested change.  See page 3.

a.	Fees and Expenses of the Fund - Annual Fund Operating Expenses

Please move the subcaption “Acquired Fund Fees” directly above the subcaption titled “Total Annual Fund Operating Expenses”.

The Fund has made the requested change.  See page 3.

Please indicate that the fee waiver arrangement will be in effect for no less than one year from the effective date of the Fund’s registration statement and briefly describe who can terminate the arrangement and under what circumstances.

The investment manager has contractually agreed with the Fund to waive its fee for the period April 29, 2010 to December 31, 2010.  Accordingly, the captions “Fee Waiver and Expense Reimbursement” and “Net Expenses” have been deleted.  Additionally, footnote 1 has been deleted.  See page 3.

Delete footnotes 2 and 3.

The Fund has made the requested change.  See page 3.

b.	Fees and Expenses of the Fund - Example

Delete the fourth sentence in the paragraph under “EXAMPLE”.

The Fund has made the requested change.  See page 3.

c.	Investments, Risks, and Performance - Principal Risks of Investing in the Fund

If possible, please try to shorten the “Foreign Investment” risk disclosure.

Upon further review of the Fund’s “Foreign Investment” risk disclosure, we believe that the disclosure as originally presented is appropriate with respect to the risks associated with the Fund’s investments in the securities of foreign issuers.

Please specify investments in gold and silver under the “Concentration” risk disclosure.

The Fund has made the requested change.  See page 4.

Include disclosure regarding “Active Trading” risk.

The Fund has made the requested change.  See page 5.

d.	Investments, Risks, and Performance – Past Performance

Delete “and in so doing also reflect the risks of investing in the Fund.  The Standard & Poor’s 500 Composite Stock Index (“S&P 500 Index”) is an index that is unmanaged and includes 500 common stocks of large companies” and the fifth sentence from the first paragraph under “Past Performance”.

The Fund has made the requested change.  See page 5.

Please briefly describe the more narrowly based index and the reason why such index was selected.

Upon further review, the Fund has chosen to use the Lipper Mixed-Asset Target Allocation Conservative Funds Index instead of the Citigroup 3-Month Treasury Bill Index to compare its performance.  The index selected reflects the market sectors in which the Fund may invest.  See page 5.

Delete the last sentence of the second paragraph under “Past Performance”.

The Fund has made the requested change.  See page 5.

Please confirm the applicability of the first sentence of the third paragraph under “Past Performance”.

The Fund has changed the sentence to read, “The Fund returns shown above include the effect of reinvesting dividends and capital gains distributions” and confirms the applicability of such statement.

3.	Midas Fund, Inc. Fund Summary

Delete the ticker symbol and first three paragraphs on the first page of the Fund summary.

The Fund has made the requested change.  See page 7.

a.	Fees and Expenses of the Fund - Annual Fund Operating Expenses

Delete footnote 1.

The Fund has made the requested change.  See page 7.

b.	Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Under “Principal Investment Strategies of the Fund”, please explain which investment strategy seeks to protect against inflation and how such investment strategy seeks to protect against inflation.

The Fund currently states in the first sentence of the paragraph under “Principal Investment Strategies of the Fund” that, in pursuit of its investment objective (to seek primarily capital appreciation and protection against inflation and, secondarily, current income), the Fund invests at least 65% of its total assets in (i) securities of companies primarily involved, directly or indirectly, in the business of mining, processing, fabricating, distributing or otherwise dealing in gold, silver, platinum or other natural resources and (ii) gold, silver, and platinum bullion.  See page 7.

c.	Investments, Risks, and Performance - Principal Risks of Investing in the Fund

If possible, please try to shorten the “Foreign Investment” risk disclosure.

Upon further review of the Fund’s “Foreign Investment” risk disclosure, we believe that the disclosure as originally presented is appropriate with respect to the risks associated with the Fund’s investments in the securities of foreign issuers.

Include disclosure regarding “Active Trading” risk.

The Fund has made the requested change.  See page 9.

d.	Investments, Risks, and Performance – Past Performance

Delete “and in so doing also reflect the risks of investing in the Fund.  The Standard & Poor’s 500 Composite Stock Index (“S&P 500 Index”) is an index that is unmanaged and includes 500 common stocks of large companies” and the fifth sentence from the first paragraph under “Past Performance”.

The Fund has made the requested change.  See page 9.

Please briefly describe the reason why the more narrowly based index was selected.

The index selected reflects the market sectors in which the Fund may invest.  See page 9.

Please confirm the applicability of the first sentence of the third paragraph under “Past Performance”.

The Fund has changed the sentence to read, “The Fund returns shown above include the effect of reinvesting dividends and capital gains distributions” and confirms the applicability of such statement.

4.	Midas Special Fund, Inc. Fund Summary

Delete the ticker symbol and first three paragraphs on the first page of the Fund summary.

The Fund has made the requested change.  See page 11.

a.	Fees and Expenses of the Fund - Annual Fund Operating Expenses

Delete footnote 1.

The Fund has made the requested change.  See page 11.

b.	Investments, Risks, and Performance - Principal Investment Strategies of the Fund

Under “Principal Investment Strategies of the Fund”, please explain how investments in fixed income securities help the Fund pursue its investment objective.

The Fund has made the requested change and included the sentence, “[s]hould the Fund invest in fixed income securities, when interest rates fall, the prices of fixed income securities typically rise in proportion to their maturities.”  See page 11.

Under “Principal Investment Strategies of the Fund”, please describe the “other timing strategies” the Fund may employ and delete “(as described under “Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings”- Midas Special Fund) and may take a defensive position, sell securities short, and/or invest some or all of its assets in cash, bank deposits, money market funds, money market securities of U.S. and foreign issuers, short term bonds, repurchase agreements, and similar investments.  When the Fund takes a defensive position, it may not achieve its investment objective.”

The Fund has made the requested change.  See page 11.

c.	Investments, Risks, and Performance - Principal Risks of Investing in the Fund

If possible, please try to shorten the “Foreign Investment” risk disclosure.

Upon further review of the Fund’s “Foreign Investment” risk disclosure, we believe that the disclosure as originally presented is appropriate with respect to the risks associated with the Fund’s investments in the securities of foreign issuers.

Include disclosure regarding “Active Trading” risk.

The Fund has made the requested change.  See page 13.

d.	Investments, Risks, and Performance – Past Performance

Delete “and in so doing also reflect the risks of investing in the Fund.  The Standard & Poor’s 500 Composite Stock Index (“S&P 500 Index”) is an index that is unmanaged and includes 500 common stocks of large companies.  The Russell 2000 Index is an index that is unmanaged and includes approximately 2,000 common stocks of small companies.  You cannot invest directly in an index” from the first paragraph under “Past Performance”.

The Fund has made the requested change.  The Fund has chosen to use an additional broad-based index to compare its performance instead of a more narrowly based index.  See page 13.

Please confirm the applicability of the first sentence of the third paragraph under “Past Performance”.

The Fund has changed the sentence to read, “The Fund returns shown above include the effect of reinvesting dividends and capital gains distributions” and confirms the applicability of such statement.

5.	Purchase and Sale of Fund Shares - Redemptions

Delete the first two paragraphs under “Redemptions”, add a single sentence stating that shares may be redeemed on any business day, delete “and request the specific amount to be redeemed.  The request must be signed by the registered owner(s) and additional documentation may be required”, delete “to speak with a Shareholder Services Representative”, and delete “Proceeds of redemption requests submitted in proper form ordinarily will be available to shareholders by Federal Funds wire the next Business Day”.

The Fund has made the requested changes.  See page 14.

6.	Management Fees

Please update the period covered by the contractual fee waiver between the Fund and the investment manager.

The Fund has made the requested changes.  See page 19.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund – Leadership Structure and Board of Directors

Please confirm that the Funds have included the required disclosure regarding leadership structure and Board of Directors.

The Funds confirm that they have included the required disclosure.  See pages 19-22.

*           *           *           *           *

Each Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

R. Darrell Mounts, Esq.
K&L Gates LLP